53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
[LATHAM & WATKINS LLP LOGO]	www.lw.com FIRM / AFFILIATE OFFICES
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
May 11, 2006	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
	Milan	Silicon Valley
	Moscow	Singapore
	Munich	Tokyo
	New Jersey	Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

Pamela A. Long

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               PQ Corporation Registration Statement on Form S-4
(File No. 333-125750)

Dear Ms. Long:

On behalf of PQ Corporation (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 10, 2006, with respect to Amendment No. 3 to the Registrant’s above-referenced Registration Statement on Form S-4 filed with the Commission on May 5, 2006 (“Amendment No. 3”).  Earlier today, the Registrant filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) revised to reflect changes prompted by your comments and to include certain other information.  Amendment No. 4 contains the various revisions described below.  For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 4, two of which have been marked to show changes from Amendment No. 3.

The Staff’s comments are set forth below in bold, followed by the Registrant’s response to each comment.

General

1.              We note your response to our prior comment 1 in our letter dated May 3, 2006, that you removed the reference to the independent valuation firm. However, we note your disclosures continue to state that the fair values of your trademarks, tradenames, and other intangible assets were appraised, which implies your reliance on a third party valuation. In consideration of these references, we repeat our comment to identify the experts and file their consents or delete your references to them. Please refer to Section 436(b) of Regulation C.

Response:  The Registrant has revised the disclosure to remove the reference that the fair values of the Registrant’s trademarks, tradenames and other intangible assets were appraised, as requested (see page 50).

19. Income Taxes, page F-27

2.              We note your revisions in response to our prior comment 3. As part of your disclosures regarding your tax contingencies, please also disclose your estimated likelihood of loss. In addition, please also disclose your approach with respect to determining under what circumstances you accrue provisions for tax contingencies and uncertain tax positions.

Response:  The Registrant has revised its income taxes footnote to disclose the estimated likelihood of loss on tax contingencies, and to reference its disclosure of significant accounting policies surrounding income taxes (see page F-30). In addition, the Registrant has revised its significant accounting policies footnote and disclosure of critical accounting policies to include a discussion of its approach to determining under what circumstances it provides for tax contingencies and uncertain tax positions (see pages 51 and F-12).

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible.  If you have any questions in connection with the responses to your comments, please feel free to call me at (212) 906-1323, Michael Altschuler at (212) 906-1729 or Timothy Pitrelli at (212) 906-1690.

Truly yours,

/s/ Peter M. Labonski

Peter M. Labonski
of LATHAM & WATKINS LLP